                              FORM 11-K




               ANNUAL REPORT PURSUANT TO SECTION 15(d)
                OF THE SECURITIES EXCHANGE ACT OF 1934
             For the Plan period ended December 31, 1998


                     Commission File Number 1-812



                         CARRIER CORPORATION
                  REPRESENTED EMPLOYEE SAVINGS PLAN




                   UNITED TECHNOLOGIES CORPORATION
                         One Financial Plaza
                     Hartford, Connecticut  06101

           FINANCIAL STATEMENTS OF THE CARRIER CORPORATION
                  REPRESENTED EMPLOYEE SAVINGS PLAN

                  REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of the Carrier Corporation Represented
  Employee Savings Plan


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statement of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Carrier Corporation Represented Employee Savings Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Hartford, Connecticut
June 28, 1999

                                  CARRIER CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                           Statement of Net Assets Available for Benefits With Fund Information
                                                    December 31, 1998
                                            (Thousands of Dollars, except unit amount)

                                                                          Small                                   UTC       INVESCO
                                                                         Company    International                Common      Total
                                                Income      Equity     Stock Index   Equity Index    Global      Stock      Return
                                                 Fund        Fund         Fund           Fund         Fund        Fund       Fund


Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $   24,548  $          -  $           -  $      223  $       -  $        -
      Russell 2000 Equity Index Fund                   -           -           264              -           -          -           -
      Daily Japanese Equity Index Fund                 -           -             -             16           -          -           -
      Daily Non Japanese Equity Index Fund             -           -             -             60           -          -           -
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -              -         181          -           -
      Daily International Equity Index Fund            -           -             -              -         220          -           -
   United Technologies Corporation Common
     Stock                                             -           -             -              -           -      9,727           -
   Shares of respective registered
     investment companies                              -           -             -              -           -          -         187

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                 42,162           -             -              -           -          -           -
   Participant loans, at cost                          -           -             -              -           -          -           -
   Temporary investments, at cost plus
     accrued interest                                  -           -             -              -           -         49           -
               Total Investments                  42,162      24,548           264             76         624      9,776         187

  Plan receivables                                    33           -             -              -           -        109           -
               Total Assets                       42,195      24,548           264             76         624      9,885         187

Liabilities:
  Accrued expenses                                     -           -             -              -           -         25           -
  Loans payable, net                                   -           -             -              -           -          -           -
               Total Liabilities                       -           -             -              -           -         25           -

Net Assets Available for Benefits             $   42,195  $   24,548  $        264  $          76  $      624  $   9,860  $      187

Units of participation                           630,529     907,182        22,151          5,981     217,351    541,169       5,949

Unit value                                    $    66.92  $    27.06  $      11.93  $       12.68  $     2.87  $   18.22  $    31.36

The accompanying notes are an integral part of these financial statements.

                                 CARRIER CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                   Statement of Net Assets Available for Benefits With Fund Information (Continued)
                                                   December 31, 1998
                                      (Thousands of Dollars, except unit amounts)

                                                                                                                 Putnam
                                               Fidelity     Putnam                                                New       SoGen
                                               Growth &    Fund for                 Fidelity Low-     PBHG     Opportun-   Interna-
                                                Income      Growth      Fidelity     Priced Stock    Growth      ities      tional
                                               Portfolio  and Income   Contrafund        Fund         Fund       Fund     Fund, Inc.

Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $        -  $          -  $           -  $        -  $       -  $        -
      Russell 2000 Equity Index Fund                   -           -             -              -           -          -           -
      Daily Japanese Equity Index Fund                 -           -             -              -           -          -           -
      Daily Non Japanese Equity Index Fund             -           -             -              -           -          -           -
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -              -           -          -           -
      Daily International Equity Index Fund            -           -             -              -           -          -           -
   United Technologies Corporation Common
     Stock                                             -           -             -              -           -          -           -
   Shares of respective registered
     investment companies                          2,868       1,066           788            411         797      1,626          78

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                      -           -             -              -           -          -           -
   Participant loans, at cost                          -           -             -              -           -          -           -
   Temporary investments, at cost plus
     accrued interest                                  -           -             -              -           -          -           -
               Total Investments                   2,868       1,066           788            411         797      1,626          78

  Plan receivables                                     -           -             -              -           -          -           -
               Total Assets                        2,868       1,066           788            411         797      1,626          78

Liabilities:
  Accrued expenses                                     -           -             -              -           -          -           -
  Loans payable, net                                   -           -             -              -           -          -           -
               Total Liabilities                       -           -             -              -           -          -           -

Net Assets Available for Benefits             $    2,868  $    1,066  $        788  $         411  $      797  $   1,626  $       78

Units of participation                            62,567      51,926        13,875         17,983      31,222     27,496       3,405

Unit value                                    $    45.84  $    20.52  $      56.79  $       22.85  $    25.54  $   59.14  $    23.03

The accompanying notes are an integral part of these financial statements.

                                 CARRIER CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                   Statement of Net Assets Available for Benefits With Fund Information (Continued)
                                                   December 31, 1998
                                      (Thousands of Dollars, except unit amounts)

                                                           Templeton
                                               Templeton  Developing
                                                Foreign     Markets
                                                Fund A      Trust A     Loan Fund       Total

Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $        -  $          -  $      24,771
      Russell 2000 Equity Index Fund                   -           -             -            264
      Daily Japanese Equity Index Fund                 -           -             -             16
      Daily Non Japanese Equity Index Fund             -           -             -             60
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -            181
      Daily International Equity Index Fund            -           -             -            220
   United Technologies Corporation Common
     Stock                                             -           -             -          9,727
   Shares of respective registered
     investment companies                            220          84             -          8,125

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                      -           -             -         42,162
   Participant loans, at cost                          -           -         2,465          2,465
   Temporary investments, at cost plus
     accrued interest                                  -           -             -             49
               Total Investments                     220          84         2,465         88,040

  Plan receivables                                     -           -             -            142
               Total Assets                          220          84         2,465         88,182

Liabilities:
  Accrued expenses                                     -           -             -             25
  Loans payable, net                                   -           -             -              -
               Total Liabilities                       -           -             -             25

Net Assets Available for Benefits             $      220  $       84  $      2,465  $      88,157

Units of participation                            26,169       8,128     2,465,076

Unit value                                    $     8.39  $    10.30  $       1.00

The accompanying notes are an integral part of these financial statements.

                                 CARRIER CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                          Statement of Net Assets Available for Benefits With Fund Information
                                                   December 31, 1997
                                      (Thousands of Dollars, except unit amounts)

                                                                          Small                                   UTC       INVESCO
                                                                         Company    International                Common      Total
                                                Income      Equity     Stock Index   Equity Index    Global      Stock      Return
                                                 Fund        Fund         Fund           Fund         Fund        Fund       Fund


Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $   18,072   $         -  $           -  $      182  $       -  $        -
      Russell 2000 Equity Index Fund                   -           -           257              -           -          -           -
      Daily Japanese Equity Index Fund                 -           -             -             14           -          -           -
      Daily Non Japanese Equity Index Fund             -           -             -             40           -          -           -
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -              -         149          -           -
      Daily International Equity Index Fund            -           -             -              -         175          -           -
  United Technologies Corporation Common
    Stock                                              -           -             -              -           -      6,573           -
  Shares of respective registered
    investment companies                               -           -             -              -           -          -          71

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                 35,463           -             -              -           -          -           -
   Participant loans, at cost                          -           -             -              -           -          -           -
   Temporary investments, at cost plus
     accrued interest                                  -           -             -              -           -         99           -
               Total Investments                  35,463      18,072           257             54         506      6,672          71

  Plan receivables                                    48          17             -              -           1         24           -
               Total Assets                       35,511      18,089           257             54         507      6,696          71


Liabilities:
  Accrued expenses                                     -           -             -              -           -         42           -
  Loans payable, net                                   -           -             -              -           -          -           -
               Total Liabilities                       -           -             -              -           -         42           -

Net Assets Available for Benefits              $   35,511  $  18,089   $       257   $         54   $     507  $   6,654  $       71

Units of participation                            575,543    860,566        21,273          5,160     212,926    550,816       2,439

Unit value                                     $    61.70 $    21.02  $      12.10  $       10.53  $     2.38  $   12.08  $    29.09

The accompanying notes are an integral part of these financial statements.

                                 CARRIER CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                    Statement of Net Assets Available for Benefits With Fund Information (Continued)
                                                   December 31, 1997
                                      (Thousands of Dollars, except unit amounts)

                                                                                                                 Putnam
                                               Fidelity     Putnam                                                New       SoGen
                                               Growth &    Fund for                 Fidelity Low-     PBHG     Opportun-   Interna-
                                                Income      Growth      Fidelity     Priced Stock    Growth      ities      tional
                                               Portfolio  and Income   Contrafund        Fund         Fund       Fund     Fund, Inc.

Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $        -  $          -  $           -  $        -  $       -  $        -
      Russell 2000 Equity Index Fund                   -           -             -              -           -          -           -
      Daily Japanese Equity Index Fund                 -           -             -              -           -          -           -
      Daily Non Japanese Equity Index Fund             -           -             -              -           -          -           -
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -              -           -          -           -
      Daily International Equity Index Fund            -           -             -              -           -          -           -
   United Technologies Corporation Common
     Stock                                             -           -             -              -           -          -           -
   Shares of respective registered
     investment companies                          1,101         584           418            336         758        798          70

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                      -           -             -              -           -          -           -
   Participant loans, at cost                          -           -             -              -           -          -           -
   Temporary investments, at cost plus
     accrued interest                                  -           -             -              -           -          -           -
               Total Investments                   1,101         584           418            336         758        798          70

  Plan receivables                                     2           1             1              1           2          1           -
               Total Assets                        1,103         585           419            337         760        799          70

Liabilities:
  Accrued expenses                                     -           -             -              -           -          -           -
  Loans payable, net                                   -           -             -              -           -          -           -
               Total Liabilities                       -           -             -              -           -          -           -

Net Assets Available for Benefits             $    1,103  $      585  $        419  $         337  $      760  $     799  $       70

Units of participation                            28,958      29,895         8,998         13,401      29,931     16,269       2,746

Unit value                                    $    38.10  $    19.56  $      46.63  $       25.13  $    25.39  $   49.10  $    25.45

The accompanying notes are an integral part of these financial statements.

                                 CARRIER CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                    Statement of Net Assets Available for Benefits With Fund Information (Continued)
                                                   December 31, 1997
                                      (Thousands of Dollars, except unit amounts)

                                                           Templeton
                                               Templeton  Developing
                                                Foreign     Markets
                                                Fund A      Trust A     Loan Fund       Total

Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $        -  $          -  $      18,254
      Russell 2000 Equity Index Fund                   -           -             -            257
      Daily Japanese Equity Index Fund                 -           -             -             14
      Daily Non Japanese Equity Index Fund             -           -             -             40
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -            149
      Daily International Equity Index Fund            -           -             -            175
   United Technologies Corporation Common
     Stock                                             -           -             -          6,573
   Shares of respective registered
     investment companies                            162          65             -          4,363

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                      -           -             -         35,463
   Participant loans, at cost                          -           -         1,628          1,628
   Temporary investments, at cost plus
     accrued interest                                  -           -             -             99
               Total Investments                     162          65         1,628         67,015

  Plan receivables                                     -           -             -             98
               Total Assets                          162          65         1,628         67,113

Liabilities:
  Accrued expenses                                     -           -             -             42
  Loans payable, net                                   -           -             -              -
               Total Liabilities                       -           -             -             42

Net Assets Available for Benefits             $      162  $       65  $      1,628  $      67,071

Units of participation                            16,301       5,001     1,627,581

Unit value                                    $     9.95  $    12.94  $       1.00

The accompanying notes are an integral part of these financial statements.

                                 CARRIER CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                    Statement of Changes in Net Assets Available for Benefits With Fund Information
                                            Period Ended December 31, 1998
                                                (Thousands of Dollars)

                                                                         Small                                   UTC       INVESCO
                                                                        Company     International              Common       Total
                                                Income      Equity    Stock Index   Equity Index     Global     Stock      Return
                                                 Fund        Fund         Fund          Fund          Fund      Fund        Fund

Additions to net assets attributed to:


Investment Income:
  Net appreciation / (depreciation) in fair
    value of investments                       $        -  $    5,280  $       (10) $          9   $      104  $   3,317  $        9
  Interest                                          3,119           -            -             -            -          -           -
  Dividends                                             -           -            -             -            -          -           9
               Total Investment Income              3,119       5,280          (10)            9          104      3,317          18

Contributions:
  Participants'                                    4,368        2,162           57            19          110      1,137          65
  Employer's                                       1,469          648           17             6           35        352          17
               Total Contributions                 5,837        2,810           74            25          145      1,489          82

Repayments on loans                                  469          267            7             1            7        176           1


Deductions from net assets attributed to:

  Distributions to participants                    2,388          854             2             2          17        362           2
  Loans to participants                              844          524            11             -          12        220           2
  Administrative expenses                             16            4             -             -           -          2           -
               Total Deductions                    3,248        1,382            13             2          29        584           4

  Net increase / (decrease) prior to
    transfers                                      6,177        6,975            58            33         227      4,398          97

Inter-fund transfers                                 507         (516)          (51)          (11)       (110)    (1,192)         19

Net increase                                       6,684        6,459             7            22         117      3,206         116

Net Assets Available for Benefits
  December 31, 1997                               35,511       18,089           257            54         507      6,654          71

Net Assets Available for Benefits
  December 31, 1998                            $  42,195   $   24,548  $        264 $          76  $      624  $   9,860  $      187

The accompanying notes are an integral part of these financial statements.

                                 CARRIER CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
              Statement of Changes in Net Assets Available for Benefits With Fund Information (Continued)
                                            Period Ended December 31, 1998
                                                (Thousands of Dollars)

                                                                                                                Putnam
                                               Fidelity     Putnam                                                New       SoGen
                                               Growth &      Fund                   Fidelity Low-     PBHG     Opportun-   Interna-
                                                Income    for Growth    Fidelity    Priced Stock     Growth      ities      tional
                                              Portfolio   and Income   Contrafund       Fund          Fund       Fund     Fund, Inc.

Additions to net assets attributed to:

Investment Income:
  Net appreciation / (depreciation) in fair
    value of investments                      $      352  $     22    $         109 $         (36) $       (5) $     200  $      (7)
  Interest                                             -         -                -             -           -          -          -
  Dividends                                          136        94               58            34           -         50          7
               Total Investment Income               488       116              167            (2)         (5)       250          -

Contributions:
  Participants'                                      376       157              122           111         154        223         17
  Employer's                                         107        43               35            29          45         60          5
               Total Contributions                   483       200              157           140         199        283         22

Repayments on loans                                   26         9                4             5          11         14          1


Deductions from net assets attributed to:

  Distributions to participants                       36        13               65             8          24         72          1
  Loans to participants                               29         9                6            13          20         17          2
  Administrative expenses                              -         -                -             -           -          -          -
               Total Deductions                       65        22               71            21          44         89          3

  Net increase / (decrease) prior to
    transfers                                        932       303              257           122         161        458         20

Inter-fund transfers                                 833       178              112           (48)       (124)       369        (12)

Net increase                                       1,765       481              369            74          37        827          8

Net Assets Available for Benefits
  December 31, 1997                                1,103       585              419           337         760        799         70

Net Assets Available for Benefits
  December 31, 1998                           $    2,868  $  1,066    $         788 $         411  $      797  $   1,626  $      78

The accompanying notes are an integral part of these financial statements.

                                 CARRIER CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
              Statement of Changes in Net Assets Available for Benefits With Fund Information (Continued)
                                            Period Ended December 31, 1998
                                                (Thousands of Dollars)

                                                          Templeton
                                              Templeton   Developing
                                               Foreign     Markets
                                                Fund A     Trust A     Loan Fund        Total
Additions to net assets attributed to:

Investment Income:
  Net appreciation / (depreciation) in fair
    value of investments                      $     (34)  $    (23)   $          -  $     9,287
  Interest                                            -          -             175        3,294
  Dividends                                          21          2               -          411
               Total Investment Income              (13)       (21)            175       12,992

Contributions:
  Participants'                                      43         15               -        9,136
  Employer's                                         12          4               -        2,884
               Total Contributions                   55         19               -       12,020

Repayments on loans                                   1          -            (999)           -


Deductions from net assets attributed to:

  Distributions to participants                       6          2              50        3,904
  Loans to participants                               1          1          (1,711)           -
  Administrative expenses                             -          -               -           22
               Total Deductions                       7          3          (1,661)       3,926

  Net increase / (decrease) prior to
    transfers                                        36         (5)            837       21,086

Inter-fund transfers                                 22         24               -            -

Net increase                                         58         19             837       21,086

Net Assets Available for Benefits
  December 31, 1997                                 162         65           1,628       67,071

Net Assets Available for Benefits
  December 31, 1998                           $     220   $     84    $      2,465  $    88,157

The accompanying notes are an integral part of these financial statements.

        CARRIER CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN

                    Notes to Financial Statements


NOTE 1 - DESCRIPTION OF THE PLAN

General. The Carrier Corporation Represented Employee Savings Plan (the Plan) is a defined contribution savings plan administered by United Technologies Corporation (UTC). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Union represented employees of Carrier, covered by a collective bargaining agreement that provides for Plan participation, are eligible to participate in the Plan after completing at least one year of service. The following is a brief description of the Plan. For more complete information, participants should refer to the Plan document which is available from UTC.

Contributions and Vesting. All participants may elect, through payroll deductions, to make after-tax contributions of between $2 per week and a maximum amount as permitted by the relevant collective bargaining agreement. Certain participants, depending on their collective bargaining agreement, may also make tax-deferred contributions. Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. The employer will contribute specified amounts to the Plan in accordance with the terms outlined in each collective bargaining agreement. Generally, employer contributions, plus actual earnings thereon, become fully vested after two years of Plan participation.

Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) UTC's contributions based on a percentage of the participant's contribution and (b) Plan earnings based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested amounts are used to reduce future employer contributions. For the period ended December 31, 1998, approximately $19,000 of forfeitures were used to fund employer contributions.

Trustee and Recordkeeper. All of the Plan's assets are held by Bankers Trust Company, the Plan Trustee. Fidelity Institutional Retirement Services Company performs participant account recordkeeping responsibilities.

Investment Options. Participants may elect to allocate their contributions in any whole percentage among the following funds. Participants are permitted to transfer their accounts between investment funds daily in any whole percentage or whole dollar amount. The investment funds are as follows:

 . The Income Fund invests in contracts issued by five insurance companies.   See
  Note 3. In December of 1997, UTC approved a reverse unit split of the units of participation and the unit value of the Income Fund effective as of January 1, 1998. As a result, the units of participation and the unit value was decreased and increased, respectively, by a factor of ten. All units of participation and unit value amounts presented herein have been restated to reflect the reverse unit split.

 . The Equity Fund invests in a portfolio of common stocks replicating the Standard & Poor's Composite Index of 500 stocks (S&P 500).

 . The Small Company Stock Index Fund invests in a portfolio of common stocks replicating the Russell 2000 Index.


 . The International Equity Index Fund invests in the equities of a mix of stock markets outside the U.S.

 . The Global Fund invests in both U.S. and foreign investments to replicate the performance, in approximately equal portions, of three indices: the S&P 500, the EAFE Index (an international stock index of large companies in Europe, Australia and the Far East), and the Lehman Brothers Government/Corporate Index.

 . The UTC Common Stock Fund consists principally of 89,447 and 90,276 shares  of
  UTC Common Stock  at December 31, 1998 and 1997,  respectively.  On April  30,
  1999, the Board of Directors of UTC declared a 2 for 1 stock split in the form of a stock dividend payable May 17, 1999 to shareowners of record at the close of business on May 7, 1999. The share amounts reflected herein do not reflect the stock split.

 . The INVESCO Total Return Fund, a registered investment company, principally invests in both equity and fixed or variable income securities to achieve a moderate total return from capital appreciation and current income.

 . The Fidelity Growth & Income Portfolio, a registered investment company, principally invests in U.S. and foreign equity securities that pay current dividends and show potential earnings growth.

 . The Putnam Fund for Growth and Income, a registered investment company, principally invests in equity securities of companies that pay regular dividends to shareowners.

 . The Fidelity Contrafund, a registered investment company, principally invests in equity securities of U.S. and foreign companies believed to be undervalued or out of favor.

 . The  Fidelity  Low-Priced   Stock  Fund,  a  registered  investment   company,
  principally  invests  in  equity  securities  of  companies  believed  to   be
  undervalued, overlooked or out of favor, which are generally priced at $35 or less.

 . The PBHG Growth Fund, a registered investment company, principally invests in equity securities of companies believed to have an outlook for strong earnings growth.

 . The  Putnam   New  Opportunities  Fund,   a  registered  investment   company,
  principally invests in equity securities of companies in certain emerging industry groups.

 . The SoGen International Fund, Inc., a registered investment company, invests in U.S. and foreign equity, fixed income and gold-related securities and cash.

 . The Templeton Foreign Fund A (formerly the Templeton Foreign Fund I), a registered investment company, principally invests in equity securities of companies in developed and developing countries outside the U.S.

 . The Templeton  Developing Markets Trust A  (formerly the Templeton  Developing
  Markets Trust I), a registered investment company, principally invests in equity securities of companies in developing countries.

Participant Loans. Certain participants with at least two years of Plan participation are allowed to borrow up to 50 percent of their vested account balances. Loan amounts can range from $1,000 to $50,000 and must be repaid within 5 years. The loans are secured by the balance in the participant's account and bear interest at Bankers Trust's prime rate plus one percent. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits. Generally, benefits are paid in a lump sum to a terminating participant. A participant terminating due to retirement may elect to receive benefits in installments over two to twenty years. At the participant's election, the portion of a lump sum distribution attributable to the UTC Common Stock Fund may be paid in shares of UTC Common Stock instead of cash. Distributions in UTC Common Stock for the period ended December 31,1998 were approximately $11,000.

Other. Participants who transfer to a new UTC location with a different savings plan may have the option of transferring their account balances in accordance with the provisions of the new savings plan.


NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting.   The financial statements of  the Plan are prepared  under
the accrual method of accounting, except for benefits which are recorded when paid.

Master Trust. The Plan's assets are kept in a Master Trust maintained by the Trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC and its subsidiaries are combined. Participating Plans purchase units of participation in the investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income from the funds' investments increases the Plans' unit values. Distributions to participants reduce the number of participation units held by the Plans.

At December 31, 1998, the Plan's interest in the Master Trust comprised 5,038,159 units of the 522,172,913 total units of participation, or 0.96%. At December 31, 1997, the Plan's interest in the Master Trust comprised 4,007,804 units of the total 534,787,672 units of participation, or 0.75%.

Investment Valuation. The Income Fund's investment contracts are stated at contract value which represents contributions plus earnings, less Plan withdrawals. All other funds are stated at fair value, as determined by the Trustee, typically by reference to published market data.

Plan Expenses. Plan administrative expenses, including Trustee and recordkeeping fees, were paid directly by the employer in 1998. The employer also paid certain investment management fees for the Bankers Trust managed funds. All other administrative and investment expenses were paid out of Plan assets.

Use of Estimates. The preparation of financial statements requires UTC to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.


NOTE 3 - INVESTMENT CONTRACTS

Under these contracts, each insurance company guarantees repayment in full of the principal amount invested plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company.

The interest rates earned for 1998 and 1997 were 8.5% and 8.1%, respectively. The following is a summary of the investment contracts held in the Income Fund and the portion allocable to the Plan:

(Thousands of Dollars)                                   December 31,   December 31,
                                                             1998           1997
CIGNA                                                  $   1,590,214   $  1,456,404
Aetna                                                        471,765        437,582
Travelers                                                    398,146        367,509
Prudential                                                   252,192        231,133
Metropolitan Life                                          1,019,272        780,096
                                                       $   3,731,589   $  3,272,724

Amount of the contracts allocable to the Plan          $      42,162   $     35,463

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed UTC by letter dated September 23, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letters. However, the Plan administrator and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

                              SIGNATURES


The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                          CARRIER CORPORATION
                          REPRESENTED EMPLOYEE SAVINGS PLAN



Dated:  June 28, 1999     By: /s/ Daniel P. O'Connell
                          Daniel P. O'Connell
                          Corporate Director, Employee Benefits and Human
                          Resources Systems
                          United Technologies Corporation